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Exhibit 12.1

Advanstar, Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor	Advanstar
	For the period from January 1, 2000 through October 11,	For the period from October 12, 2000 through December 31,	Combined	Year ended December 31,
	2000	2000	2000	2001	2002	2003	2004
			(unaudited)
	(dollars in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes, and cumulative effect of accounting change	$(9,122)	$(29,486)	(38,608)	$(100,642)	$(55,233)	$(65,950)	$(43,430)
Portion of rents representative of interest factor	1,821	288	2,109	2,378	2,475	2,589	3,240
Interest on indebtedness	37,858	15,046	52,904	67,678	66,379	75,924	91,353

Earnings (loss) before fixed charges	30,557	(14,152)	16,405	(30,586)	13,621	12,563	51,163

Fixed charges:
Portion of rents representative of interest factor	1,821	288	2,109	2,378	2,475	2,589	3,240
Interest on indebtedness	37,858	15,046	52,904	67,678	66,379	75,924	91,353

Total fixed charges	39,679	15,334	55,013	70,056	68,854	78,513	94,593

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	(9,122)	$(29,486)	$(38,608)	$(100,642)	$(55,233)	$(65,950)	$(43,430)

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Advanstar, Inc. Computation of Ratio of Earnings to Fixed Charges/Deficiency In the Coverage of Fixed Charges by Earnings Before Fixed Charges